SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04
Corporate Registry (NIRE): 3330001159-5

MATERIAL FACT

Pursuant to CVM Instructions 319/99 and 358/02, COMPANHIA SIDERÚRGICA NACIONAL (“CSN”) hereby informs its shareholders and the market that the proposed conditions for the merger by CSN of its subsidiary GalvaSud S.A., holder of Corporate Taxpayers’ ID (CNPJ/MF) 02.618.456/0001 -45 and Corporate Registry (NIRE) 333.0026048 -0 (“Galvasud S.A.” or “Merged Company”), which will be submitted to CSN’s Extraordinary Shareholders’ Meeting to be held on January 29, 2010 are as follows:

1. Proposed Transaction: CSN intends to merge Galvasud S.A., with the transference of its shareholders’ equity to CSN, with no solution for the continuation of the Merged Company’s current business. As a result, Galvasud S.A. will be legally wound up and CSN will succeed the Merged Company in all its rights and obligations, in accordance with article 223, sole paragraph, of Law 6404/76.

2. Reasons for and Benefits of the Transaction: The Merger will bring administrative and economic benefits, allowing the rationalization and unification of current activities, thereby simplifying operations and reducing administrative costs and expenses by optimizing the existing administrative structure, meeting the interests of both CSN and the Merged Company, as well as their shareholders.

3. No Assumption of Liabilities: To the knowledge of CSN and the Merged Company, there are no liabilities and/or unbooked contingencies to be assumed by CSN as a result of the Merger.

4. Cost of the Transaction: CSN will bear all the costs and expenses related to the Merger. The total cost of the Merger is estimated at approximately R$ 30,000.00 (thirty thousand reais), including expenses with publications, auditors, appraisers, lawyers and other advisory expenses.

5. Corporate and Business Acts Related to the Merger: CSN’s Management approved the Merger, its submission to CSN’s shareholders and the respective Protocol and Justification of Merger, signed by the Directors of CSN and Galvasud S.A. on January 13, 2010. The Merger will now be submitted to the approval of an Extraordinary Shareholders' Meeting of CSN and Galvasud S.A. to be held on January 29, 2010, which was called on the present date.

6. Capital Stock and Lack of Impacts: Considering that, on the date of the Merger, CSN will hold 100% of the shares of the Merged Company, CSN’s capital stock will be unaffected, there being no need to issue new shares. Since the Merged Company’s shareholders’ equity is already fully reflected in the shareholders’ equity of CSN due to the application of the equity accounting method, there will be no need to establish a share exchange ratio. The rights and benefits attributed to CSN’s shareholders will not suffer any alteration as a result of the Merger.

7. Winding up of the Merged Company and Attribution of Shares: As a result of the Merger, Galvasud S.A. will be wound up and, consequently, and the shares representing its capital stock, which are owned by CSN, will be canceled, with CSN’s investment in the Merged Company being replaced by the net merged assets.

8. Appraisal of the Merged Company’s Shareholders’ Equity: In order to appraise the Merged Company’s shareholders’ equity which will be transferred to CSN, the management of the Company and the Merged Company , ad referendum to CSN’s Extraordinary Shareholders’ Meeting, have hired KPMG Auditores Independentes, a specialized appraising company, established in the city and state of São Paulo (“Appraiser”), to prepare the appraisal report of the Merged Company (“Appraisal Report”).

8.1 The base date of the Merger will be December 31, 2009 (“Base Date”).

8.2 The Merged Company´s shareholders’ equity was appraised at its book value, based on its balance sheet on the Base Date (“Balance Sheet”), considering the ownership, by CSN, of 100% of the shares issued by Galvasud S.A..

8.3 Considering that all the Merged Company’s capital stock will be held by CSN, there being no minority shareholders therefore, there will be no need for the preparation of an appraisal report at market value, as determined by article 264 of Law 6404 of December 15, 1976.

8.4 Under the terms of the Appraisal Report, the total value of the accounts representing the goods, rights and obligations making up the net assets of the Merged Company to be transferred to CSN is R$ 783,420,626.49 (seven hundred and eight-three million, four hundred and twenty thousand, six hundred and twenty-six reais and fourth-nine centavos).

8.5 The Appraiser declared that it had no conflict or community of interest with the shareholders of CSN or the Merged Company or in regard to the transaction itself.

9. Right of Withdrawal: Considering that the shares making up the capital stock of the Merged Companies on the date of the Merger will be held by CSN, withdrawal rights are not applicable to this particular case.

10. Merger Documentation: The documents related to the Merger are available to shareholders as of this date at CSN’s headquarters, located at Rua São José nº 20 - Grupo 1602, parte, Centro, in the city and state of Rio de Janeiro, and on its website (www.csn.com.br). Pursuant to article 2, paragraph 1, XVII of CVM Instruction 319/99, these documents have also been sent to the CVM – Brazilian Securities and Exchange Commission and the BM&F BOVESPA S.A. – Securities, Commodities and Futures Exchange.

11. Merger Conditions: The full terms and conditions of the transaction that is the object of this Material Fact, which are detailed in the Protocol and Justification of Merger, are subject to final approval by the Extraordinary Shareholders’ Meetings of CSN and Galvasud S.A. The Merger is not subject to the approval of the Brazilian or foreign antitrust authorities.

Rio de Janeiro, January14, 2010

COMPANHIA SIDERÚRGICA NACIONAL
Paulo Penido Pinto Marques
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.